[Inergy Holdings, LLC Letterhead]

April 11, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: H. Christopher Owings

Re:	Inergy Holdings, LLC

Amendment No. 1 to Registration Statement on Form S-1

Commission File No. 333-122466

Filed March 14, 2005

Inergy, L.P.

Registration Statement on Form S-4

File No. 333-123399

Filed March 17, 2005

Inergy, L.P.

Form 10-K for the fiscal year ended September 30, 2004

File NO. 000-32453

Filed December 7, 2004

Ladies and Gentlemen:

We have filed through EDGAR Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”).

Set forth below are our responses to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 5, 2005. For your convenience, the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. All page references are to Amendment No. 2 unless otherwise indicated. References to “we,” “us,” “our” and “the Company” herein refer to Inergy Holdings, LLC.

United States Securities and Exchange Commission

Division of Corporation Finance

April 11, 2005

Inergy Holdings, LLC

Form S-1

1.	We still are considering your response to our prior comment 1.

Response: We acknowledge that you are still considering our response…

Capitalization, page 35

2.	Please supplementally provide a reconciliation of the total cash per the pro forma balance sheet columns labeled “Inergy Holdings, LLC Pro Forma” and “Inergy Holdings, L.P. As Adjusted” disclosed on page F-4 to the total cash per the capitalization table in the columns labeled “As Adjusted” and “As Further Adjusted.”

Response: We have revised the Registration Statement accordingly. See pages 34 and F-3 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Sources of Capital, page 56

3.	The paragraph preceding your contractual obligations table indicates that the information is as of December 31, 2004. Item 303(a)(5) of Regulation S-K requires that the contractual obligations table reflect obligations as of the most recent fiscal year-end date. Please revise your filing to provide a table as of September 30, 2004. The narrative following the table should discuss any significant changes in contractual obligations occurring subsequent to September 30, 2004.

Response: We have revised the Registration Statement accordingly. See page 55 of the Registration Statement.

Inergy Holdings, LLC and Subsidiaries September 20, 2004 Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-23

4.

It appears that the scope paragraph to the audit report has been revised to include the suggested language from AU Section 9508.17. To further clarify this matter, please revise to also include the following sentence from AU 9508.18 “The Company

United States Securities and Exchange Commission

Division of Corporation Finance

April 11, 2005

is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.” prior the suggested language from AU Section 9508.17.

Response: We have revised the Registration Statement accordingly. See page F-23 of the Registration Statement.

5.	We understand that the auditor’s opinion has been modified to include a legend to indicate the form of opinion that will be issued upon the completion of the conversion to a limited partnership. Please ensure that the draft report is removed and a signed report included prior to the registration statement being declared effective. A similar comment applies for the consent of independent registered public accounting firm.

Response: We will ensure that the draft report of the auditor’s opinion and the draft consent of the independent registered public accounting firm are removed and signed copies of each are included following the conversion of the Company into a limited partnership prior to the Registration Statement being declared effective.

Notes to Consolidated Financial Statements

Note 1. Accounting Policies

Conversion Transaction, page F-29

6.	Please revise your disclosure to provide a reconciliation of pro forma unaudited net income per limited partner unit consistent with the requirements of paragraph 40 of SFAS 128. Please clarify how the $45 million excess distribution in 2004 was reflected in the per unit calculation.

Response: We have revised the Registration Statement accordingly. See pages F-16 and F-35 of the Registration Statement.

Note 12. Segments, page F-48

7.

Please supplementally explain why the propane revenues totals per Note 12 agree to the statements of income for the fiscal years ended 2002 and 2003 however the propane revenues total per Note 12 does not agree to the statements of income for

United States Securities and Exchange Commission

Division of Corporation Finance

April 11, 2005

the fiscal year 2004. Please also consider your December 31, 2004 interim financial statements and notes thereto in your response as the propane revenues do not agree.

Response: We have revised the Registration Statement accordingly. See pages F-20 and F-50 of the Registration Statement.

Inergy Holdings, LLC and Subsidiaries December 31,2004 Consolidated Interim Financial Statements

Notes to Consolidated Financial Statements

Note 3. Long-Term Debt, page F-18

8.	On November 5, 2004, you declared a distribution to members, and in lieu of cash, distributed promissory notes to members in the aggregate amount of $15.0 million. On pages 57 and 97 you indicate that the promissory notes were issued in order to reduce the strike price of equity options that were held by key members of management enabling these officers to more readily exercise their options. All of these options were subsequently exercised during October and November 2004. No cash was contributed to you in exchange for their issuance. Given the fact that no cash was contributed to you in exchange for the option issuance we are assuming that the issuance of the promissory notes effectively converted the strike price of the equity options to $0. Please tell us how you accounted for the option exercise. Also, it is unclear to us why the company reflected the issuance of the promissory notes as a distribution of members’ equity. Please advise. Tell us what consideration, if any, was given to accounting for the issuance of the promissory notes as a modification to the exercise price of the stock options requiring variable plan accounting under FIN 44 from the date of modification to the date of exercise. Please revise your filing, to the extent necessary, to better explain these transactions.

Response: We have revised the Registration Statement to clarify and describe in greater detail the transactions referenced above. Please see pages 58 and 98 of the Registration Statement. We have included the information below as a supplemental response to your questions.

On seven occasions from January 2001 through September 2003, the Company entered into option agreements with certain employees. The strike price for each option was based on the estimated fair market value of the Company on the grant date. Each option agreement contains a provision which requires that any distributions of cash or other assets by the Company to its equity owners in excess of the Company’s net income result in a proportional reduction to the exercise price contained in the option agreement. This

United States Securities and Exchange Commission

Division of Corporation Finance

April 11, 2005

“anti-dilution” provision provides protection to the value of the option as a result of extraordinary distributions by the Company.

On November 5, 2004 the Company declared a distribution in excess of net income. This distribution consisted of promissory notes and was made pro rata to the Company’s existing equity holders. The promissory notes are payable by the Company to the members in the aggregate amount of $15 million. The operative anti-dilution provisions in the option agreements resulted in a proportional reduction to the strike price of each outstanding option.

The distribution of the promissory notes on November 5, 2004 was recorded as a distribution of property and concurrent reduction of members’ equity within the Consolidated Statement of Members’ Equity. This distribution is also reflected in the supplemental schedule of non-cash investing and financing activities of the Company’s Consolidated Statement of Cash Flows.

The option agreements contained the anti-dilution provision from their initial date of issuance. The distribution of the promissory notes described above resulted in a reduction in the market value of the underlying equity of the Company, which represented an equity restructuring as contemplated in FIN 44, “Accounting for Certain Transactions Involving Stock Compensation” and not as a modification to existing grants that triggers variable accounting. Consistent with the criteria provided in paragraph 53 a. and b. of FIN 44, the aggregate intrinsic value of the option agreement immediately after the anti-dilution adjustment is not greater than the aggregate intrinsic value of the option agreement immediately before the change and the ratio of the exercise price per share to the market value per share has not been reduced. Accordingly, there is no accounting consequence of the such adjustment in the exercise price. Those option agreements that were originally accounted for as fixed prior to the adjustment to the exercise price continued to be accounted for as fixed.

Finally we note that all of the options were exchanged for member interest purchase agreements in November 2004. The purchase price of the member interests per these agreements was established at the final adjusted option exercise price. While this exchange accelerated the vesting of certain options, it did not result in the retention of options that would have otherwise been forfeited by the option holders. The Company believes that the guidance provided by paragraph 36 of FIN 44 is applicable and therefore no compensation expense has been recorded as a result of the change in the option exercise price. The cash contributions made to the Company as a result of the purchases pursuant to the member interest purchase agreements are reflected within the financing activities in the Company’s cash flow statement as a component of “cash proceeds from member contributions.”

United States Securities and Exchange Commission

Division of Corporation Finance

April 11, 2005

Item 15. Recent Sales of Unregistered Securities, page II-1

9.	Please provide us the following information regarding each issuance of unregistered securities from November 2004 to the most recent practicable date. Tell us the date of each issuance, the security issued, the fair value of an underlying security on each issuance date, how you determined the fair value on each date, and the amount of any compensation expense, interest expense, or other charges recorded in your financial statements associated with each equity issuance. If any amounts are being amortized rather than expensed immediately, also tell us how you determined the amortization period. You should demonstrate fair value with arms length sales at the date closest to issuance, if applicable. You may also provide any independent appraisals. If applicable, please describe any intervening events which occurred between the sale date and the date you filed your registration statement that significantly increased the fair value of your securities. Please provide us with the first date you began discussions with any underwriter in which possible ranges of company value were discussed. Please provide us those ranges and the related dates. Finally, please reconcile the amounts of compensation expense and other expenses recorded in your financial statements to the analysis you provide us. We may have further comments after we review your response.

Response: We have set forth below the information you requested with respect to each issuance of unregistered securities from November 2004 to April 8, 2005:

Date of Issuance	Security Issued	Fair Value of Security	Fair Value Methodology	Expense Recorded as result of Issuance

11/8/2004	7.6146% LLC Membership Interest (A)	$5,330,220	Cash Flow	$—

11/12/2004	3.1005% LLC Membership Interest (A)	$2,170,350	Cash Flow	$—

11/23/2004	3.8339% LLC Membership Interest (A)	$2,683,730	Cash Flow	$—

11/23/2004	0.75% LLC Membership Interest (B)	$525,000	Cash Flow	$—

(A)	Each of those issuances was made pursuant to an Interest Purchase Agreement. The purchase price under these agreements was equal to the exercise price under the Option

United States Securities and Exchange Commission

Division of Corporation Finance

April 11, 2005

Agreements for which the Interest Purchase Agreements had been exchanged. Because the purchase price was equal to the option exercise price, as adjusted for equity restructurings, as of the grant date of the Option Agreements, and as the exercise price was established at the fair market value of the underlying equity consistent with the cash flow analysis presented below, no expense was recognized by the Company upon payment of the purchase price. The Option Agreements to which these purchases relate were originally granted between January 2001 and September 2003. See “Fair Value Discussion” below for support for our determination that the purchase price represented fair market value. Because no compensation or other expense was recorded as a result of these transactions, we have not presented a reconciliation.

(B)	This issuance represents a direct purchase from the Company of a 0.75% LLC Membership Interest at fair market value. See “Fair Value Discussion” below for support for our determination that the purchase price represented fair market value.

Fair Value Discussion

The Company believes its value is created by the amount of cash it can distribute to its unitholders. The source of distributable cash is primarily distributions received from our controlled subsidiary, Inergy L.P. During 2004 Inergy, L.P. paid an annual per limited partner unit distribution of $1.60 per unit. This resulted in Holdings receipt of approximately $8.6 million in 2004. Assuming a reasonable level of the Company’s own expenses of $300,000 (legal, administrative, etc.) this results in approximately $0.426 per unit of distributable cash using 19,490,000 units outstanding. Discounting this cash stream at a reasonable private company rate of 7% results in a valuation equal to approximately $6.24 per unit or $122 million. The equity value inherent in this figure is approximately $86 million determined by the total less $16 million in bank debt and $20 million in tax liabilities that existed at September 30, 2004. This equity value was then further reduced to approximately $71 million on November 5, 2004 when the Company incurred an additional $15 million of long-term debt. Furthermore, this valuation is consistent with a recent sale to an executive officer of Inergy, L.P. in a negotiated arms-length transaction presented in the table above, whereby the Company sold for cash a 0.75% interest on November 23, 2004 for $525,000 representing a valuation of approximately $70 million.

We believe the Company’s value increased significantly from November 30, 2004 through the first filing of the Company’s Form S-1 as a result of three significant intervening transactions that added greater than $600 million of enterprise value to Inergy, L.P. These transactions included the acquisition of Star Gas Propane, L.P. which closed on December 17, 2004, which more than doubled Inergy L.P.’s customer base, as well as acquisitions of Moulton Gas Services on November 30, 2004 and Northwest Propane which closed on December 22, 2004. Each of these transactions is described in the “Business” section of the Prospectus. In addition, the prospectus indicates that the total net cash flow of the Company (excluding the assets and operations of Inergy, L.P. and its subsidiaries) would approximate $17.8 million, after giving effect to these three

United States Securities and Exchange Commission

Division of Corporation Finance

April 11, 2005

acquisitions. This estimate is consistent with the increased per unit distribution recently declared by Inergy, L.P. resulting in an annual distribution which increased from $1.60 (2004 actual) to $2.00 (Q1 2005 annualized).

This 25% increase has a greater positive impact on the Company’s value due to the distribution formula of the incentive distribution rights held by the Company as described on page 5 of the prospectus summary. The distributable cash flow of the Company more than doubled as a result of the increased distribution of Inergy, L.P. On a per share basis this results in $0.913 of distributable cash, again using 19,490,000 shares outstanding. This cash stream, discounted at a rate consistent with the mid-point of the offering range in our prospectus summary and comparable public companies of 4.5% results in a valuation equal to $19.96 per unit or approximately $390 million. This value represents the equity value plus the value of the remaining debt pertaining to an income tax liability. It is important to note that none of the acquisitions that provided the cash for the increased distribution were closed at the time of the equity issuances in November 2004 described in the table above nor had Inergy, L.P.’s Board of Directors declared an annualized distribution of $2.00.

Investment Banker Valuation Discussion

The first formal discussion with an investment banker regarding the valuation of Inergy Holdings, LLC was in March, 2004. The valuation methodologies utilized by the investment bankers were based upon public company cash flow yields and cash flow multiples. The valuation ranges, unlevered and without liabilities, put forth by the investment bankers in March 2004 were between $120 million (based upon the then-current run rate of distributions from Inergy, L.P. of $1.58 per unit per year) and $152 million (based upon projected distributions of $1.71 per unit per year from Inergy, L.P. in 2005). We would note that the Company’s deferred tax liability at September 30, 2004 approximated $20 million. In addition the valuation does not give effect to the aggregate $31 million of indebtedness incurred in November 2004. The consideration paid for the 0.75% interest purchase on November 23, 2004 was consistent with the ranges provided by these valuations.

Appendix B, Estimated Available Cash From Operating Surplus, page B-1

10.	Please supplementally provide us with a schedule supporting your disclosed interest expense of $176,000 for the three months ended March 31, 2005 and annualized interest expense of $703,000.

Response: Set forth below is a table representing our interest expense of $176,000 for the three months ended March 31, 2005 and annualized interest expense of $703,000.

United States Securities and Exchange Commission

Division of Corporation Finance

April 11, 2005

	Capitalization As Further Adjusted For this Offering(a)	Interest Rate		Interest Expense
Inergy Holdings, L.P. (in thousands)
Inergy Holdings, L.P. credit agreement	$4,812	5.5%		$265
Inergy Holdings, L.P. term loan	—
Inergy Holdings, L.P. promissory notes	14,625	3.0	%(b)	439

Annualized Interest Expense Inergy Holdings, L.P. As Further Adjusted for this Offering				$703
Quarterly Interest Expense of Inergy Holdings, L.P. As Further Adjusted for this Offering				$176

(a) The calculation of our disclosed interest expense for the period three months ended March 31, 2005 and the full year presented in schedule B-1 is based upon the expected indebtedness outstanding at Inergy Holdings, L.P. after giving effect for this offering.

(b) The interest rate on the member promissory notes was amended in April 2005 from 6.0% to 3.0%. The Registration Statement was revised accordingly to reflect this amendment. See pages 55, 58, and 98.

Inergy, L.P.

General

11.	Please amend the Form S-4 and the Form 10-K of Inergy, L.P. for the fiscal year ended September 30, 2004 and subsequent periodic reports, to the extent necessary, to reflect the substantive revisions made in response to our prior comments. To the extent that you make further substantive revisions to the Form S-1 of Inergy Holdings, LLC, please consider the need to make similar revisions to the Form 10-K of Inergy, LP for consistency.

Response: We will amend the Form S-4 to the extent necessary to reflect the revisions made in response to your prior comments. With respect to Inergy, L.P.’s Form 10-K, we propose to make consistent and conforming changes in Inergy, L.P.’s next report on Form 10-Q due to be filed on or before May 10, 2005. While we believe the revisions contained in the Form S-1 provide additional detail, we do not believe they rise to a level of materiality which would require an amendment to our Form 10-K and therefore would propose to make them prospectively.

Supplemental Disclosure

United States Securities and Exchange Commission

Division of Corporation Finance

April 11, 2005

We hereby supplement and update our response to comment number 21 contained in our letter to the Staff dated March 14, 2005 (the “Original Response Letter”). We have requested that the underwriters increase the number of units reserved for sale in the offering under a directed unit program to 340,000 units. You should be aware that certain of our officers, including Messrs. John J. Sherman, Atterbury, Gautreaux, and Hughes, are expected to purchase not more than an aggregate of 170,000 units under our directed unit program. The ultimate purchasers and number of units have not been finalized. We have included disclosure regarding such anticipated purchase under the captions “Certain Relationships and Related Transactions” on page 99 and “Underwriting” on page 153.

United States Securities and Exchange Commission

Division of Corporation Finance

April 11, 2005

If you have any questions or comments regarding this letter or the Registration Statement, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or S. Griffith Aldrich of the same firm at (713) 758-4628.

Sincerely, INERGY HOLDINGS, LLC

By:	/s/ R. Brooks Sherman
Name: R. Brooks Sherman
Title: Senior Vice President and Chief Financial Officer

cc:	Adam Phippen

Scott Anderegg